FOR IMMEDIATE RELEASE

Alamos Gold Inc.
Brookfield Place, 181 Bay Street, Suite 3910, P.O. Box #823
Toronto, Ontario M5J 2T3
Telephone: (416) 368-9932 or 1 (866) 788-8801

All amounts are in United States dollars, unless otherwise stated.
Alamos Reports First Quarter 2019 Results
Toronto, Ontario (May 1, 2019) - Alamos Gold Inc. (TSX:AGI; NYSE:AGI) (“Alamos” or the “Company”) today reported its financial results for the quarter ended March 31, 2019.
“Alamos had a solid start to 2019, with strong performances at each operation. This included another record quarter of production from Island Gold, achieving budgeted mining rates at Young-Davidson, producing our two millionth ounce of gold at Mulatos and reducing consolidated cash costs by seven percent compared to a year ago. With the strong first quarter performance, we remain on track to achieve full year production and cost guidance,” said John A. McCluskey, President and Chief Executive Officer.
“Our various growth initiatives remain on schedule with the lower mine expansion at Young-Davidson and development of the Cerro Pelon project progressing well in the quarter. In addition, construction activities at Kirazlı will be ramping up through the year having received the Operating Permit during the quarter. These projects will be drivers of strong free cash flow growth starting in the second half of 2020 which will in turn support growing returns to our shareholders,” Mr. McCluskey added.

First Quarter 2019

•
Reported 125,300 ounces of gold production, reflecting strong performances from each site, including record quarterly gold production of 35,600 ounces and record quarterly free cash flow[1] of $16.6 million from Island Gold

•	Produced the two millionth ounce of gold at Mulatos in March 2019, marking the end of the 5% royalty that has been paid since the start of production in 2005

•	Achieved underground mining rates of 6,500 tonnes per day at Young-Davidson, and produced 45,000 ounces of gold, both consistent with annual guidance

•
Sold 119,705 ounces of gold at an average realized price of $1,304 per ounce, in-line with the average London PM Fix for the quarter, for revenues of $156.1 million. Gold production exceeded gold sales with a portion of first quarter production sold subsequent to quarter end

•
Total cash costs[1] of $732 per ounce, all-in sustaining costs ("AISC")[1] of $957 per ounce, and cost of sales of $1,061 per ounce were in line with annual guidance. Total cash costs were 5% lower than the fourth quarter of 2018 and 7% lower than the first quarter of 2018 driven by low cost production growth at Island Gold

•
Reported adjusted net earnings[1] of $10.3 million, or $0.03 per share[1], reflecting adjustments for unrealized foreign exchange gains recorded within both deferred taxes and foreign exchange of $4.3 million, and other gains totaling $2.2 million

•	Realized net earnings of $16.8 million, or $0.04 per share

•	Generated cash flow from operating activities of $42.4 million ($61.7 million, or $0.16 per share, before changes in working capital1)

•	Ended the quarter with no debt and cash and cash equivalents of $180.6 million

•	Repurchased and canceled 2,565,752 common shares at a cost of $10.6 million, or $4.14 per share under its Normal Course Issuer Bid ("NCIB") announced in December 2018

•
Announced a doubling of the annual dividend, with a $0.01 per share dividend to be paid quarterly in 2019 (up from $0.01 per share semi-annually previously). The first quarterly dividend, paid on March 29, 2019, totaled $3.9 million

•	Received the Operating Permit for the Kirazlı project in Turkey, and has been granted all the major permits required for the start of construction

•	Subsequent to quarter-end, sold non-core royalties to Metalla Royalty & Streaming Ltd. ("Metalla") for proceeds of $8.0 million

(1) Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this press release and associated MD&A for a description and calculation of these measures.

TRADING SYMBOL: TSX:AGI NYSE:AGI

Highlight Summary

	Three Months Ended March 31,
	2019	2018
Financial Results (in millions)
Operating revenues	$156.1	$173.1
Cost of sales (1)	$127.0	$144.7
Earnings from operations	$18.7	$18.5
Net earnings	$16.8	$0.6
Adjusted net earnings (2)	$10.3	$12.3
Cash provided by operations before working capital and cash taxes(2)	$61.7	$62.6
Cash provided by operating activities	$42.4	$58.8
Capital expenditures (sustaining) (2)	$16.1	$10.7
Capital expenditures (growth) (2)	$34.1	$36.6
Capital expenditures (capitalized exploration) (3)	$3.1	$4.2
Operating Results
Gold production (ounces)	125,300	128,900
Gold sales (ounces)	119,705	130,045
Per Ounce Data
Average realized gold price	$1,304	$1,331
Average spot gold price (London PM Fix)	$1,304	$1,329
Cost of sales per ounce of gold sold (includes amortization) (1)	$1,061	$1,113
Total cash costs per ounce of gold sold (2)	$732	$789
All-in sustaining costs per ounce of gold sold (2)	$957	$935
Share Data
Earnings per share, basic	$0.04	$0.00
Adjusted earnings per share, basic (2)	$0.03	$0.03
Weighted average common shares outstanding (basic) (000’s)	389,735	389,254
Financial Position (in millions)
Cash and cash equivalents (4)	$180.6	$206.0

(1)	Cost of sales includes mining and processing costs, royalties, and amortization expense.

(2)	Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this press release and associated MD&A for a description and calculation of these measures.

(3)	Includes capitalized exploration at Mulatos and Island Gold.

(4)	Comparative cash and cash equivalents balance as at December 31, 2018.

2 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

	Three Months Ended March 31,
	2019	2018
Gold production (ounces)
Young-Davidson	45,000	41,000
Mulatos	38,900	46,000
Island Gold	35,600	28,100
El Chanate (1)	5,800	13,800
Gold sales (ounces)
Young-Davidson	43,996	44,790
Mulatos	36,089	44,659
Island Gold	33,585	27,503
El Chanate (1)	6,035	13,093
Cost of sales (in millions)(2)
Young-Davidson	$56.9	$57.0
Mulatos	$33.8	$43.6
Island Gold	$28.6	$27.5
El Chanate	$7.7	$16.6
Cost of sales per ounce of gold sold (includes amortization)
Young-Davidson	$1,293	$1,273
Mulatos	$937	$976
Island Gold	$852	$1,000
El Chanate	$1,276	$1,268
Total cash costs per ounce of gold sold (3)
Young-Davidson	$839	$824
Mulatos	$743	$786
Island Gold	$497	$553
El Chanate	$1,193	$1,176
Mine-site all-in sustaining costs per ounce of gold sold (3),(4)
Young-Davidson	$1,068	$994
Mulatos	$809	$842
Island Gold	$649	$633
El Chanate	$1,193	$1,191
Capital expenditures (sustaining, growth and capitalized exploration) (in millions)(3)
Young-Davidson	$22.3	$22.9
Mulatos(5)	$12.6	$7.2
Island Gold (6)	$12.4	$13.9
El Chanate	$-	$0.1
Other	$6.0	$7.4

(1)	El Chanate ceased mining activities in October 2018 and transitioned to residual leaching.

(2)	Cost of sales includes mining and processing costs, royalties and amortization.

(3)	Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this press release and associated MD&A for a description and calculation of these measures.

(4)	For the purposes of calculating mine-site all-in sustaining costs, the Company does not include an allocation of corporate and administrative and share based compensation expenses.

(5)	Includes capitalized exploration at Mulatos of $nil for the three months ended March 31, 2019 ($1.1 million for the three months ended March 31, 2018).

(6)	Includes capitalized exploration at Island Gold of $3.1 million for the three months ended March 31, 2019 ($3.1 million for the three months ended March 31, 2018).

3 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

Outlook and Strategy

2019 Guidance
	Young-Davidson	Mulatos	Island Gold	El Chanate	Turkey	Other (2)	Total
Gold production (000’s ounces)	180-190	150-160	135-145	15-25			480-520
Cost of sales, including amortization (in millions)(4)	$226	$165	$120	$26	-	-	$537
Cost of sales, including amortization ($ per ounce)(4)	$1,220	$1,065	$855	$1,300	-	-	$1,075
Total cash costs ($ per ounce)(1)	$750-790	$820-860	$460-500	$1,200	-	-	$710-750
All-in sustaining costs ($ per ounce)(1)					-	-	$920-960
Mine-site all-in sustaining costs ($ per ounce)(1),(3)	$940-980	$860-900	$730-770	$1,200	-	-	-
Amortization costs ($ per ounce)(1)	$450	$225	$375(6)	$100	-	-	$345
Capital expenditures (in millions)
Sustaining capital(1)	$35-40	$5	$35-40	-	-	-	$75-85
Growth capital(1)	$45-50	$45-50 (5)	$15-20	-	$75	$35 (2)	$215-230
Total capital expenditures(1)	$80-90	$50-55	$50-60	-	$75	$35	$290-315

(1)	Refer to the "Non-GAAP Measures and Additional GAAP" disclosure at the end of this press release and associated MD&A for a description of these measures.

(2)	Includes capitalized exploration at all operating sites and development projects (excluding Turkey which is separately disclosed).

(3)
For the purposes of calculating mine-site all-in sustaining costs at individual mine sites, the Company does not include an allocation of corporate and administrative and share based compensation expenses to the mine sites.

(4)	Cost of sales includes mining and processing costs, royalties, and amortization expense, and is calculated based on the mid-point of guidance.

(5)	Includes capital spending at Cerro Pelon and La Yaqui Grande of approximately $33 million

(6)	Amortization per ounce was updated for Island Gold, reflecting the 2018 Mineral Reserves and Resource Statement released in February 2019.

The Company’s long-term strategic objective is to generate increasing cash flow through low-cost production growth from its existing operations and portfolio of development projects. Since 2014, Alamos has transformed from a single asset producer with 140,000 ounces of annualized production to producing over 500,000 ounces in 2018. This transformational growth has been accomplished while also improving margins through lower operating costs. Looking forward, the Company anticipates a substantial reduction in growth capital in 2020 and beyond and a further reduction in costs, which will lead to strong free cash flow growth.
The Company is on track to achieve 2019 guidance with a strong first quarter performance, including production of 125,300 ounces at lower than budgeted total cash costs of $732 per ounce. The Company expects production and total cash costs to be in a similar range in the second quarter with all-in sustaining costs expected to increase reflecting the timing of sustaining capital spending. Costs are expected to decline in the second half of 2019 driving stronger mine-site free cash flow towards the end of the year.
The near-term focus at Young-Davidson remains on maximizing efficiency from the upper mine infrastructure, while completing development and construction of the lower mine. Gold production in the first quarter of 45,000 ounces and mining rates of 6,540 tpd were consistent with guidance. Young-Davidson is expected to produce between 180,000 to 190,000 ounces in 2019. Total cash costs and mine-site all-in sustaining costs are expected to decrease 6% compared to 2018, driven by higher underground mining rates and grades mined.
As the lower mine expansion nears completion, approximately three months of downtime of the Northgate shaft is required to facilitate the tie-in of the upper and lower mines. Accordingly, and as previously guided, gold production from Young-Davidson is expected to be lower in the first half of 2020. Following completion of the tie-in, underground mining rates are expected to ramp up above 7,500 tpd in the second half of 2020. This is expected to drive annual gold production above 200,000 ounces per year in 2021 and beyond. This production increase combined with declining costs and capital spending, is expected to result in strong free cash flow growth from Young-Davidson starting in the second half of 2020.
Island Gold started the year strong with record quarterly production of 35,600 ounces, up 23% from the previous record set in the fourth quarter of 2018. Further, Island Gold generated $16.6 million in free cash flow in the first quarter, net of all capital and exploration spending, reflecting the high-grade nature of the Island Gold deposit. Island Gold is expected to produce between 135,000 to 145,000 ounces in 2019, a 33% increase from 2018. The increase in production reflects higher grades and throughput with the completion of the Phase I expansion last year. Combined with decreasing costs, Island Gold is expected to generate strong free cash flow growth in 2019, net of a continued significant investment of $19 million in exploration to further expand Mineral Reserves and Resources.

4 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

The Phase I expansion at Island Gold was completed in 2018, expanding the mill to a design capacity of approximately 1,200 tpd. The current mine infrastructure can support similar mining rates; however, the operation is currently permitted to operate at an average annual rate of 1,100 tpd. With a mine and mill that can support higher throughput rates, the Company is in the process of permitting a Phase II expansion to 1,200 tpd which is expected to be complete by the end of 2019. In parallel, the Company is evaluating a Phase III expansion of the operation beyond 1,200 tpd.
Total production from the Mulatos District was on budget in the first quarter and is expected to be between 150,000 to 160,000 ounces of gold in 2019, consistent with long term guidance provided last year. Mine-site all-in sustaining costs are expected to range between $860 and $900 per ounce, and reflect the end of the 5% royalty which was achieved in March 2019. Construction of the higher grade, high return Cerro Pelon project is advancing on schedule with initial low-cost production expected in 2020.
Mining activities ceased at El Chanate in the fourth quarter of 2018 and the operation has transitioned to residual leaching which is anticipated to result in a declining rate of production through 2019. Mine-site all-in sustaining costs are expected to average $1,200 per ounce in 2019, with approximately 25% of those costs having been already incurred.
With the receipt of the Operating Permit at Kirazlı, construction activities will be ramping up through the remainder of the year driving the bulk of development capital spending in 2019. The majority of the remaining development capital spending will be comprised of capitalized exploration at Island Gold and exploration, permitting and development activities at Lynn Lake.
The 2019 global exploration budget is $33 million, with $19 million allocated for exploration at Island Gold. Mulatos and Lynn Lake remain the other two areas of focus with $6 million budgeted for each.
With approximately $580 million of cash and available liquidity, no debt, and growing cash flow from its operations, the Company is well positioned to fund its internal growth initiatives.

5 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

First Quarter 2019 Results

Young-Davidson Financial and Operational Review

	Three Months Ended March 31,
	2019	2018
Gold production (ounces)	45,000	41,000
Gold sales (ounces)	43,996	44,790
Financial Review (in millions)
Operating Revenues	$57.4	$59.5
Cost of sales (1)	$56.9	$57.0
Earnings from operations	$0.5	$2.5
Cash provided by operating activities	$22.9	$27.4
Capital expenditures (sustaining) (2)	$10.0	$7.6
Capital expenditures (growth) (2)	$12.3	$15.3
Mine-site free cash flow (2)	$0.6	$4.5
Cost of sales, including amortization per ounce of gold sold (1)	$1,293	$1,273
Total cash costs per ounce of gold sold (2)	$839	$824
Mine-site all-in sustaining costs per ounce of gold sold (2),(3)	$1,068	$994
Underground Operations
Tonnes of ore mined	588,634	585,060
Tonnes of ore mined per day ("tpd")	6,540	6,501
Average grade of gold (4)	2.54	2.35
Metres developed	2,900	3,144
Mill Operations
Tonnes of ore processed	609,927	669,287
Tonnes of ore processed per day	6,777	7,437
Average grade of gold (4)	2.47	2.22
Contained ounces milled	48,515	46,193
Average recovery rate	90%	90%

(1)	Cost of sales includes mining and processing costs, royalties and amortization.

(2)	Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this press release and associated MD&A for a description and calculation of these measures.

(3)	For the purposes of calculating mine-site all-in sustaining costs, the Company does not include an allocation of corporate and administrative and share based compensation expenses.

(4)	Grams per tonne of gold ("g/t Au").
Young-Davidson produced 45,000 ounces of gold, 10% higher than the comparative quarter of 2018, reflecting higher grades mined, partially offset by lower tonnes milled in the quarter. The operation is on track to achieve 2019 production and cost guidance.
Underground mining rates of 6,540 tpd were consistent with the comparative period, and in-line with 2019 guidance. Mining rates are expected to remain at a similar level until the lower-mine tie-in is completed in the first half of 2020. Underground grades mined of 2.54 g/t Au were lower than annual guidance due to mine sequencing but improved 8% relative to the first quarter of 2018.
Mill throughput of 609,927 tonnes, or 6,777 tpd, was lower than the comparative quarter and annual guidance due to deferral of processing frozen low-grade stockpile to warmer months. As the low-grade stockpiles thaw, mill throughput is expected to increase to average 7,800 tpd until the stockpiles are depleted in the third quarter, with mill throughput expected to drop to 6,500 tpd for the remainder of the year. Mill recoveries of 90% in the quarter were in line with guidance.
Financial Review
First quarter revenues of $57.4 million were slightly below the prior year quarter, reflecting a lower realized gold price.
Cost of sales, which includes mining and processing costs, royalties, and amortization expense of $56.9 million were consistent with the comparative quarter of 2018, as were underground mining costs of approximately CAD$52 per tonne. Amortization of $454 per ounce was also consistent with the prior year period of $449 per ounce.
Total cash costs of $839 per ounce in the first quarter were consistent with the comparative period, but were above annual guidance as a result of lower grades mined, and higher than anticipated underground maintenance costs.

6 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

Mine-site AISC were $1,068 per ounce in the first quarter, up 7% from the first quarter of 2018, reflecting the timing of sustaining capital expenditures. Full year total cash costs and mine-site AISC are both expected to be within 2019 guidance as grades increase and sustaining capital spending decreases throughout the year.
Capital expenditures were $22.3 million in the first quarter. This included $10.0 million of sustaining capital and $12.3 million of growth capital. Major capital spending in the first quarter was focused on lower mine construction and lateral development in the upper and lower mines.
Young-Davidson generated mine-site free cash flow of $0.6 million in the first quarter, lower than the same period of 2018 due to a lower realized gold price and working capital payments. Young-Davidson continues to self-finance the lower mine expansion.

7 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

Island Gold Financial and Operational Review

	Three Months Ended March 31,
	2019	2018
Gold production (ounces)	35,600	28,100
Gold sales (ounces)	33,585	27,503
Financial Review (in millions)
Operating Revenues	$43.8	$36.6
Cost of sales (1)	$28.6	$27.5
Earnings from operations	$15.0	$9.0
Cash provided by operating activities	$29.0	$23.7
Capital expenditures (sustaining) (2)	$5.1	$2.2
Capital expenditures (growth) (2)	$4.2	$8.6
Capital expenditures (capitalized exploration) (2)	$3.1	$3.1
Mine-site free cash flow (2)	$16.6	$9.8
Cost of sales, including amortization per ounce of gold sold (1)	$852	$1,000
Total cash costs per ounce of gold sold (2)	$497	$553
Mine-site all-in sustaining costs per ounce of gold sold (2),(3)	$649	$633
Underground Operations
Tonnes of ore mined	97,513	84,655
Tonnes of ore mined per day ("tpd")	1,083	941
Average grade of gold (4)	11.40	11.06
Metres developed	1,557	1,555
Mill Operations
Tonnes of ore processed	101,997	82,105
Tonnes of ore processed per day	1,133	912
Average grade of gold (4)	11.11	11.07
Contained ounces milled	36,441	29,224
Average recovery rate	97%	96%

(1)	Cost of sales includes mining and processing costs, royalties and amortization.

(2)	Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this press release and associated MD&A for a description and calculation of these measures.

(3)	For the purposes of calculating mine-site all-in sustaining costs, the Company does not include an allocation of corporate and administrative and share based compensation expenses.

(4)	Grams per tonne of gold ("g/t Au").
Island Gold produced a record 35,600 ounces in the first quarter, a 27% increase from the comparative period driven by higher mining and milling rates. The operation achieved record gold production and record free cash flow of $16.6 million, demonstrating the profitability of this high-grade operation.
Underground mining rates increased to 1,083 tpd in the first quarter. This marked a 15% improvement from the first quarter of 2018 as mining rates were increased to match the expanded mill capacity. Underground mining rates are expected to average 1,100 tpd in 2019. Underground grades mined averaged 11.40 g/t Au in the first quarter, in line with guidance.
Mill throughput increased to 1,133 tpd in the first quarter, a 24% increase compared to the prior year quarter, reflecting the completion of the Phase I expansion of the mill in 2018. Milling rates exceeded mining rates, as tonnes mined in the quarter were supplemented with existing surface stockpiles. Mill recoveries were 97% for the first quarter, in line with the prior year and guidance.
Financial Review
Island Gold generated revenues of $43.8 million in the first quarter reflecting record ounces sold. Revenues increased by $7.2 million from the prior year period, or 20% reflecting a 22% increase in ounces sold.
Cost of sales, which includes mining and processing costs, royalties, and amortization expense of $28.6 million, were consistent with the comparative period, as more ounces sold were offset by lower mining costs and lower amortization driving down cost of sales per ounce by 15%.
Total cash costs were $497 per ounce in the first quarter, a 10% improvement from the comparative quarter. Higher mining rates in 2019 resulted in lower underground mining costs per tonne. Total cash costs were consistent with guidance, as mining rates and underground grades were in line with budget.

8 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

Mine-site AISC of $649 per ounce in the first quarter were below the guidance range of $730 to $770 per ounce, reflecting the timing of sustaining capital. The Company incurred $5.1 million of sustaining capital in the first quarter, or 14% of full year guidance (based on mid-point). Sustaining capital will increase in subsequent quarters of 2019.
Total capital expenditures were $12.4 million in the first quarter, with spending focused on lateral development, mining equipment, and capitalized exploration. Capital spending was comprised of $5.1 million of sustaining capital and $7.3 million of growth capital (inclusive of capitalized exploration).
Island Gold generated mine-site free cash flow of $16.6 million during the first quarter driven by record gold production, strong operating margins, and lower capital spending. Island Gold is expected to generate strong free cash flow in 2019, net of a continued significant investment of $19 million in exploration to further expand Mineral Reserves and Resources.

9 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

Mulatos Financial and Operational Review

	Three Months Ended March 31,
	2019	2018
Gold production (ounces)	38,900	46,000
Gold sales (ounces)	36,089	44,659
Financial Review (in millions)
Operating Revenues	$47.1	$59.6
Cost of sales (1)	$33.8	$43.6
Earnings from operations	$12.4	$12.7
Cash provided by operating activities	$0.6	$16.1
Capital expenditures (sustaining) (2)	$1.0	$0.8
Capital expenditures (growth) (2)	$11.6	$5.3
Capital expenditures (capitalized exploration) (2)	-	$1.1
Mine-site free cash flow	($12.0)	$8.9
Cost of sales, including amortization per ounce of gold sold (1)	$937	$976
Total cash costs per ounce of gold sold (2)	$743	$786
Mine site all-in sustaining costs per ounce of gold sold (2),(3)	$809	$842
Open Pit & Underground Operations
Tonnes of ore mined - open pit (4)	1,835,733	2,189,735
Total waste mined - open pit	1,977,839	1,998,605
Total tonnes mined - open pit	3,813,572	4,870,381
Waste-to-ore ratio (operating)	0.51	0.91
Tonnes of ore mined - underground	-	17,623
Crushing and Heap Leach Operations
Tonnes of ore stacked	1,875,556	1,750,471
Average grade of gold processed (5)	0.98	0.84
Contained ounces stacked	59,174	47,358
Mill Operations
Tonnes of high grade ore milled	-	30,389
Average grade of gold processed (5)	-	8.11
Contained ounces milled	-	7,917
Total contained ounces stacked and milled	59,174	55,275
Recovery ratio (ratio of ounces produced to contained ounces stacked and milled)	66%	83%
Ore crushed per day (tonnes) - combined	20,800	19,800

(1)	Cost of sales includes mining and processing costs, royalties and amortization.

(2)	Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this press release and associated MD&A for a description and calculation of these measures.

(3)	For the purposes of calculating mine-site all-in sustaining costs, the Company does not include an allocation of corporate and administrative and share based compensation expenses.

(4)	Includes ore stockpiled during the quarter.

(5)	Grams per tonne of gold ("g/t Au").
Mulatos produced 38,900 ounces in the first quarter of 2019, in-line with annual guidance. This was down from the prior year period with mining from the San Carlos underground deposit having ceased in the third quarter of 2018. Mulatos is on track to achieve production and cost guidance for the year.
Total tonnes mined in the first quarter were 22% lower than the prior year quarter, due to an unexpected pit slope movement in the fourth quarter of 2018 of the El Salto area of the open pit which temporarily impacted access to the Mulatos pit. The Company is currently mining from both the Mulatos and Victor open pits. In the first quarter, the Company completed pre-stripping of the San Carlos pit and expects to commence mining ore in the second quarter.
Total crusher throughput averaged 20,800 tpd for a total of 1,875,556 tonnes stacked in the first quarter at a grade of 0.98 g/t Au. Grades mined were higher than guidance as the Company resequenced mining activities in the Mulatos pit. Grades are expected to normalize to guided levels through the remainder of the year.
The recovery ratio of ounces produced to contained ounces stacked was 66% in the quarter. The Company expects the recovery ratio to average 70% in 2019.

10 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

Financial Review
First quarter revenues of $47.1 million were $12.5 million lower than the prior year quarter, primarily due to lower concentrate ounces sold in 2019 with the completion of mining at the San Carlos underground deposit in September of 2018.
Cost of sales, which includes mining and processing costs, royalties, and amortization expense, were $33.8 million in the first quarter, lower than the prior year period due to lower total tonnes mined in the open pit and fewer ounces sold. Amortization of $194 per ounce was in line with the prior year and below guidance.
Total cash costs of $743 per ounce in the first quarter were lower than the prior year quarter, and significantly below guided levels. This outperformance on costs was the result of higher grades stacked in the quarter, a lower operating waste to ore ratio, and low-cost ounces sold from concentrate. During the first quarter, the Company recovered approximately 2,000 ounces in concentrate from the mill that were previously not expected to be recovered and had minimal associated inventory costs. This had the impact of driving total cash costs at Mulatos down significantly in the quarter. The Company does not expect cash costs to remain at these lower levels through the remainder of the year and maintains total cash cost guidance of $820 to $860 for the year.
Mine-site AISC of $809 per ounce in the first quarter were lower than the $842 per ounce reported in the prior year quarter, due to timing of sustaining capital spending and lower cash costs. The Company does not expect mine-site AISC to remain at these lower levels through the remainder of the year, and maintains guidance of $860 to $900 for the year.
Mulatos reported negative free cash-flow of $12.0 million in the first quarter, given higher growth capital spending on construction of Cerro Pelon and San Carlos pre-stripping activities. Mulatos paid the annual mining tax of $4.1 million and did not collect value-added taxes in the first quarter, both of which contributed to the cash out-flow.

11 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

El Chanate Financial and Operational Review

	Three Months Ended March 31,
	2019	2018
Gold production (ounces)	5,800	13,800
Gold sales (ounces)	6,035	13,093
Financial Review (in millions)
Operating Revenues	$7.8	$17.4
Cost of sales (1)	$7.7	$16.6
Earnings from operations	$0.1	$0.8
Cash provided by operating activities	$1.2	$1.2
Capital expenditures	$-	$0.1
Mine-site free cash flow (2)	$1.2	$1.1
Cost of sales, including amortization per ounce of gold sold (1)	$1,276	$1,268
Total cash costs per ounce of gold sold (2)	$1,193	$1,176
Mine site all-in sustaining costs per ounce of gold sold (2),(3)	$1,193	$1,191

(1)	Cost of sales includes mining and processing costs, royalties and amortization.

(2)	Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this press release and associated MD&A for a description and calculation of these measures.

(3)	For the purposes of calculating mine-site all-in sustaining costs, the Company does not include an allocation of corporate and administrative and share based compensation expenses.
El Chanate produced 5,800 ounces of gold in the first quarter through the residual leaching process, in line with guidance. The Company expects to recover between 15,000 and 25,000 ounces in 2019, and will continue to leach until such time the gold becomes uneconomic to recover.
Financial Review
First quarter revenues of $7.8 million were lower than the prior year quarter due to fewer ounces sold, as mining and stacking ceased in 2018. Total cash costs, and mine-site AISC per ounce were $1,193 for the first quarter were in line with both the prior year period and guidance.
El Chanate generated $1.2 million of mine-site free cash flow in the quarter. The Company expects mine-site free cash flow to remain positive in 2019 before transitioning to reclamation activities.

12 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

First Quarter 2019 Development Activities
Kirazlı (Çanakkale, Turkey)
The Company has been granted all the major permits required for the start of construction at Kirazlı, as the Company was granted the Operating Permit from the Turkish Department of Energy and Natural Resources in the first quarter of 2019. With the receipt of the Operating Permit, the Company expects to ramp up major construction and earthworks activities, putting initial production from Kirazlı on track by the end of 2020.
The Company finalized several key contracts in the quarter, including the mining services and earthworks contract, which will provide for open pit mining services through the life-of-mine. The Contractor is currently mobilizing to site and expects to start commence stripping the open pit within the next month. In addition, the Company finalized agreements with the construction management contractor, as well as contracts related to the water treatment plant, and other equipment purchases.
The Company spent $2.9 million in the first quarter of 2019, and expects spending to ramp up significantly starting in the second quarter as development activities focus on earthworks, and completion of the water reservoir and power line.
As outlined in the 2017 Feasibility Study, Kirazlı has a 44% after-tax internal rate of return and is expected to produce over 100,000 ounces of gold during its first full year of production at mine-site all-in sustaining costs of less than $400 per ounce.
Mulatos District (Sonora, Mexico)
Cerro Pelon and La Yaqui Grande
The environmental impact assessment (“MIA”) and Change in Land Use permits for Cerro Pelon were received in the fourth quarter of 2018, with construction commencing thereafter. The Company has budgeted $25 million in 2019 for development of the project.
Given its proximity to Mulatos’ infrastructure, ore from the Cerro Pelon open pit will be trucked to the existing heap leach circuit for crushing and processing. An independent crushing circuit is being transferred from El Chanate that will be dedicated to processing Cerro Pelon ore, thereby providing additional capacity at Mulatos. Cerro Pelon is a higher grade, high return project, and is expected to start contributing low cost production in 2020.
First quarter activities focused on construction of the haulage road from the Cerro Pelon deposit to the main Mulatos deposit, which is approximately 50% complete at the end of the first quarter. In addition, civil works were completed ahead of the crusher installation. Second quarter activities will focus on completion of the haul road and crusher, with pre-stripping expected to commence in the third quarter.
During the first quarter, the Company spent $5.1 million on Cerro Pelon and $0.8 million on La Yaqui Grande. Spending was primarily focused on earthworks related to the haul road and crushing circuit, as well as engineering and other activities to progress La Yaqui Grande.
Lynn Lake (Manitoba, Canada)
The Company released a positive Feasibility Study on the Lynn Lake project in December 2017 outlining average annual production of 143,000 ounces over a 10 year mine life at average mine-site all-in sustaining costs of $745 per ounce.
The Company continues to evaluate value engineering initiatives to enhance the project’s economics from the 12.5% IRR as indicated in the 2017 Feasibility Study. The Company is updating the Feasibility Study which is expected to be completed in mid 2019.
Development spending in the first quarter of $0.7 million was related to project optimization activities. The 2019 capital budget for Lynn Lake is $11 million, including $5 million for development activities and $6 million for exploration. Development spending will be focused on completing the updated Feasibility Study and baseline work in support of the Environmental Impact Study (“EIS”) for the project that will be submitted to satisfy Federal and Provincial environmental assessment requirements. The permitting process is expected to take approximately two years followed by two years of construction.

13 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

First Quarter 2019 Exploration Activities

Island Gold (Ontario, Canada)
The 2019 exploration program continues to target three main areas within the Island Gold Deposit which extends over two-kilometres along strike. During the first quarter of 2019, the surface and underground exploration drilling programs focused on expanding the down-plunge and lateral extensions of the deposit with the objective of adding new near-mine Mineral Resources. Drill holes in the Main, Western, and Eastern Extension areas were testing high-grade, east-plunging shoots outside of existing Mineral Reserves and Resources.
The 2019 exploration budget includes 48,000 metres ("m") of surface directional exploration drilling, 30,000 m of underground exploration drilling and 900 m of exploration drift development.
Surface exploration drilling
A total of 12 holes (10,079 m) were completed in the first quarter as part of the directional exploration drilling program. Directional drilling targeted areas peripheral to the Inferred Mineral Resource blocks below the 1,000 m level, with drill hole spacing ranging from 75 m to 100 m. The area that was targeted by the surface directional drill program extends approximately 2,000 m in strike length between the 1,000 m and 1,500 m elevation below surface.
Two regional exploration drill holes that were started in the fourth quarter of 2018 were completed during the first quarter of 2019 for a total of 1,119 m. These holes were drilled to test the Goudreau Deformation Zone to the west of the Island Gold Mine.
Underground exploration drilling
During the first quarter of 2019, a total of 2,614 m of underground exploration diamond drilling was completed in 13 holes from the 450 and 840 levels. The objective of the underground drilling is to identify new Mineral Resources close to existing Mineral Resource or Reserve blocks. A total of 93 m of underground exploration drift development was completed on the 840 level during the first quarter of 2019.
Total exploration expenditures were $3.3 million of which $3.1 million was capitalized during the first quarter of 2019.
Mulatos District (Sonora, Mexico)
The Company has a large exploration package covering 28,972 hectares with the majority of past exploration efforts focused around the Mulatos mine. Over the last three years, exploration has moved beyond the main Mulatos pit area and focused on earlier stage prospects throughout the wider district.
In the first quarter of 2019, the Company invested $0.9 million in exploration activities within the Mulatos District. Spending in the quarter primarily related to mapping and re-logging, and administrative costs including mineral concession payments. Exploration efforts are expected to ramp up in the second quarter.
Lynn Lake (Manitoba, Canada)
Surface exploration drilling commenced at Lynn Lake during the first quarter of 2019, with a total of 4,585 m drilled in 17 holes. Drill holes were designed to test targets at the MacLellan and Gordon deposits with the objective of expanding Mineral Resources.
The results from the 2018 regional exploration program which included till sampling, mapping, and prospecting have been integrated into the Lynn Lake database. These results are being interpreted in conjunction with the results of the airborne gravity gradiometer ("AGG") and magnetic survey with the objective of generating a pipeline of prospective targets across the Lynn Lake Greenstone Belt. These targets will be the focus of regional exploration programs which will commence in the second quarter of 2019.
Spending in the first quarter totaled $0.9 million. A total of $6.0 million comprised of 19,000 m of drilling is budgeted for the Lynn Lake project in 2019.

14 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

Review of First Quarter Financial Results
During the first quarter of 2019, the Company sold 119,705 ounces of gold for total revenue of $156.1 million, a decrease of $17.0 million, or 10% compared to the prior year period. This was driven by 8% lower gold sales in the quarter given the timing of shipments at quarter-end, as well as a 2% decrease in the average realized gold price. The Company's realized gold price of $1,304 per ounce was in line with the average London PM fix for the quarter.
Cost of sales were $127.0 million in the first quarter of 2019, a decrease of 12% compared to the prior-year period, driven by lower mining and processing costs and lower amortization charges.
Mining and processing costs were $82.2 million compared to $96.9 million in the prior-year period. This was due to less ounces sold and lower operating costs at both Island Gold and Mulatos, which drove down total cash costs for the quarter.
Consolidated total cash costs for the quarter were $732 per ounce, compared to $789 in the prior year period. In the current year, the Company increased lower-cost production at Island Gold, which offset declining higher-cost El Chanate production. In addition, total cash costs at Mulatos were significantly lower than guidance as the operation benefited from higher grades mined and unbudgeted production from concentrate.
AISC were $957 per ounce in the quarter, a 2% increase from the prior year period, primarily driven by the timing of sustaining capital spending at Young-Davidson.
Royalty expense was $5.4 million in the quarter, consistent with the prior year period of $5.7 million, as higher royalties at Island Gold were offset by lower royalties at Mulatos. Royalty expense is expected to decrease in future quarters having achieved two million ounces of cumulative production at Mulatos, with the operation no longer subject to a third-party 5% royalty.
Amortization of $39.4 million in the quarter was lower than the prior year period expense of $42.1 million due to less ounces sold. On a per-ounce basis, amortization of $329 was consistent with the prior year period of $324, and consistent with guidance. The Company expects amortization to average $345 per ounce in 2019.
The Company recognized earnings from operations of $18.7 million in the quarter, consistent with the prior year period, as lower gold sales were offset by improved margins in the quarter.
The Company reported net earnings of $16.8 million in the quarter, compared to $0.6 million in the same period of 2018, mainly driven by the impact of foreign exchange on tax expense. On an adjusted basis, earnings of $10.3 million or $0.03 per share for the quarter were consistent with the prior year period. Adjusted net earnings reflects adjustments for other gains and losses, as well as foreign exchange movements related to the Canadian dollar and Mexican Peso, which generated foreign exchange gains of $4.3 million recorded within both foreign exchange gain and deferred income taxes.

Associated Documents
This press release should be read in conjunction with the Company’s interim consolidated financial statements for the three-month period ended March 31, 2019 and associated Management’s Discussion and Analysis (“MD&A”), which are available from the Company's website, www.alamosgold.com, in the "Investors" section under "Reports and Financials", and on SEDAR (www.sedar.com) and EDGAR (www.sec.gov).
Reminder of First Quarter 2019 Results Conference Call
The Company's senior management will host a conference call on Thursday, May 2, 2019 at 11:00 am ET to discuss the first quarter 2019 results.
Participants may join the conference call by dialling (416) 340-2216 or (800) 273-9672 for calls within Canada and the United States, or via webcast at www.alamosgold.com.
A playback will be available until June 2, 2019 by dialling (905) 694-9451 or (800) 408-3053 within Canada and the United States. The pass code is 6574529#. The webcast will be archived at www.alamosgold.com.
Qualified Persons
Chris Bostwick, FAusIMM, Alamos’ Vice President, Technical Services, who is a qualified person within the meaning of National Instrument 43-101 ("Qualified Person"), has reviewed and approved the scientific and technical information contained in this press release.

15 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

About Alamos
Alamos is a Canadian-based intermediate gold producer with diversified production from four operating mines in North America. This includes the Young-Davidson and Island Gold mines in northern Ontario, Canada and the Mulatos and El Chanate mines in Sonora State, Mexico. Additionally, the Company has a significant portfolio of development stage projects in Canada, Mexico, Turkey, and the United States. Alamos employs more than 1,700 people and is committed to the highest standards of sustainable development. The Company’s shares are traded on the TSX and NYSE under the symbol “AGI”.
FOR FURTHER INFORMATION, PLEASE CONTACT:

Scott K. Parsons
Vice-President, Investor Relations
(416) 368-9932 x 5439

The TSX and NYSE have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.
Cautionary Note
This press release contains statements which are, or may be deemed to be, forward-looking information as defined under applicable Canadian and U.S. securities laws ("forward-looking statement(s)").  All statements in this press release, other than statements of historical fact, which address events, results, outcomes or developments that the Company expects to occur are, or may be deemed to be forward-looking statements. Forward-looking statements are generally, but not always, identified by the use of forward-looking terminology such as "expect", "believe", "anticipate”, “intend", "estimate", "forecast", "budget", “contemplates”, “continues”, “plan” or variations of such words and phrases and similar expressions or statements that certain actions, events or results “may", "could", "would", "might" or "will" be taken, occur or be achieved.
Forward-looking statements include information as to strategy, plans or future financial or operating performance, such as the Company’s expansion plans, project timelines, production plans and expected sustainable productivity increases, expected increases in mining activities and corresponding cost efficiencies, expected drilling targets, expected sustaining costs, expected improvements in cash flows and margins, expectations of changes in capital expenditures, forecasted cash shortfalls and the Company’s ability to fund them, cost estimates, projected exploration results, reserve and resource estimates, expected production rates and use of the stockpile inventory, expected recoveries, sufficiency of working capital for future commitments and other statements that express management’s expectations or estimates of future performance.
Alamos cautions that forward-looking statements are necessarily based upon several factors and assumptions that, while considered reasonable by the Company at the time of making such statements, are inherently subject to significant business, economic, legal, political and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements.
Such factors and assumptions underlying the forward-looking statements in this press release include, but are not limited to: changes to current estimates of mineral reserves and resources; changes to production estimates (which assume accuracy of projected ore grade, mining rates, recovery timing and recovery rate estimates and may be impacted by unscheduled maintenance, labour and contractor availability and other operating or technical difficulties); fluctuations in the price of gold; changes in foreign exchange rates (particularly the Canadian dollar, Mexican peso, Turkish Lira and U.S. dollar); the impact of inflation; employee and community relations; litigation and administrative proceedings; disruptions affecting operations; availability of and increased costs associated with mining inputs and labour; development delays at the Kirazlı project or Young-Davidson mine; inherent risks associated with mining and mineral processing; the risk that the  Company’s mines may not perform as planned; uncertainty with the Company’s ability to secure additional capital to execute its business plans; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining necessary licenses, permits and authorizations for  the Company’s development and operating  assets; contests over title to properties; expropriation or nationalization of property; inherent risks and hazards associated with mining including environmental hazards, industrial accidents, unusual or unexpected formations, pressures and cave-ins; changes in national and local government legislation (including tax legislation), controls or regulations in Canada, Mexico, Turkey, the United States and other jurisdictions in which the Company does or may carry on business in the future; risk of loss due to sabotage and civil disturbances; the impact of global liquidity and credit availability and the values of assets and liabilities based on projected future cash flows; risks arising from holding derivative instruments; and business opportunities that may be pursued by the Company.
Additional risk factors and details with respect to risk factors affecting the Company are set out in the Company’s latest Annual Information Form and MD&A, each under the heading “Risk Factors”, available on the SEDAR website at www.sedar.com or on EDGAR at www.sec.gov. The foregoing should be reviewed in conjunction with the information found in this press release.
The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

16 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

Cautionary Note to U.S. Investors Concerning Measured, Indicated and Inferred Resources
The Company is required to prepare its resource estimates in accordance with standards of the Canadian Institute of Mining, Metallurgy and Petroleum referred to in Canadian National Instrument 43-101. These standards are materially different from the standards generally permitted in reports filed with the United States Securities and Exchange Commission. When describing resources we use the terms "measured", "indicated" or "inferred” resources which are not recognized by the United States Securities and Exchange Commission.  The estimation of measured resources and indicated resources involve greater uncertainty as to their existence and economic feasibility than the estimation of proven and probable reserves. U.S. investors are cautioned not to assume that any part of measured or indicated resources will ever be converted into economically or legally mineable proven or probable reserves. The estimation of inferred resources may not form the basis of a feasibility or other economic studies and involves far greater uncertainty as to their existence and economic viability than the estimation of other categories of resources.

Non-GAAP Measures and Additional GAAP Measures

The Company has included certain non-GAAP financial measures to supplement its Consolidated Financial Statements, which are presented in accordance with IFRS, including the following:

•	adjusted net earnings and adjusted earnings per share;

•	cash flow from operating activities before changes in working capital and taxes received;

•	Company-wide free cash flow;

•	total mine-site free cash flow;

•	mine-site free cash flow;

•	total cash cost per ounce of gold sold;

•	all-in sustaining cost ("AISC") per ounce of gold sold;

•	mine-site all-in sustaining cost ("Mine-site AISC") per ounce of gold sold;

•	sustaining and non-sustaining capital expenditures; and

•	earnings before interest, taxes, depreciation, and amortization

The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-GAAP financial measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Management's determination of the components of non-GAAP and additional measures are evaluated on a periodic basis influenced by new items and transactions, a review of investor uses and new regulations as applicable. Any changes in to the measures are dully noted and retrospectively applied as applicable.
Adjusted Net Earnings and Adjusted Earnings per Share
“Adjusted net earnings” and “adjusted earnings per share” are non-GAAP financial measures with no standard meaning under IFRS which exclude the following from net earnings:

•	Foreign exchange gain (loss)

•	Items included in other gain (loss)

•	Certain non-reoccurring items

•	Foreign exchange gain (loss) recorded in deferred tax expense

Net earnings have been adjusted, including the associated tax impact, for the group of costs in “Other loss” on the consolidated statement of comprehensive income. Transactions within this grouping are: the fair value changes on non-hedged derivatives; the renunciation of flow-through exploration expenditures; and loss on disposal of assets. The adjusted entries are also impacted for tax to the extent that the underlying entries are impacted for tax in the unadjusted net earnings.
The Company uses adjusted net earnings for its own internal purposes. Management’s internal budgets and forecasts and public guidance do not reflect the items which have been excluded from the determination of adjusted net earnings. Consequently, the presentation of adjusted net earnings enables shareholders to better understand the underlying operating performance of the core mining business through the eyes of management. Management periodically evaluates the components of adjusted net earnings based on an internal assessment of performance measures that are useful for evaluating the operating performance of our business and a review of the non-GAAP measures used by mining industry analysts and other mining companies.

17 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

Adjusted net earnings is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of operating profit or cash flows from operations as determined under IFRS. The following table reconciles this non-GAAP measure to the most directly comparable IFRS measure.

(in millions)
	Three Months Ended March 31,
	2019	2018
Net Earnings	$16.8	$0.6
Adjustments:
Foreign exchange (gain) loss	(0.2)	1.3
Other (gain) loss	(2.2)	0.7
Unrealized foreign exchange (gain) loss recorded in deferred tax expense	(4.1)	9.5
Other income and mining tax adjustments (1)	-	0.2
Adjusted net earnings	$10.3	$12.3
Adjusted earnings per share - basic	$0.03	$0.03

(1)	In the first quarter of 2018, this reflects the recognition of previously unrecognized capital losses, and the tax impact on adjusted earnings.
Cash Flow from Operating Activities before Changes in Working Capital and Cash Taxes
“Cash flow from operating activities before changes in working capital and cash taxes” is a non-GAAP performance measure that could provide an indication of the Company’s ability to generate cash flows from operations, and is calculated by adding back the change in working capital and taxes received to “Cash provided by (used in) operating activities” as presented on the Company’s consolidated statements of cash flows. “Cash flow from operating activities before changes in working capital” is a non-GAAP financial measure with no standard meaning under IFRS.
The following table reconciles the non-GAAP measure to the consolidated statements of cash flows.

(in millions)
	Three Months Ended March 31,
	2019	2018
Cash flow from operating activities	$42.4	$58.8
Add back: Changes in working capital and cash taxes	19.3	3.8
Cash flow from operating activities before changes in working capital and cash taxes	$61.7	$62.6

18 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

Company-wide Free Cash Flow
“Company-wide free cash flow" is a non-GAAP performance measure calculated from the consolidated operating cash flow, less consolidated mineral property, plant and equipment expenditures. The Company believes this to be a useful indicator of our ability to operate without reliance on additional borrowing or usage of existing cash company-wide. Company-wide free cash flow is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures of performance presented by other mining companies. Company-wide free cash flow should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

(in millions)
	Three Months Ended March 31,
	2019	2018
Cash flow from operating activities	$42.4	$58.8
Less: mineral property, plant and equipment expenditures	(53.3)	(51.5)
Company-wide free cash flow	($10.9)	$7.3

Mine-site Free Cash Flow
"Mine-site free cash flow" is a non-GAAP financial performance measure calculated as cash flow from mine-site operating activities, less mineral property, plant and equipment expenditures. The Company believes this to be a useful indicator of our ability to operate without reliance on additional borrowing or usage of existing cash. Mine-site free cash flow is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures of performance presented by other mining companies. Mine-site free cash flow should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Total Mine-Site Free Cash Flow
	Three Months Ended March 31,
	2019	2018
(in millions)
Cash flow from operating activities	$42.4	$58.8
Less: operating cash flow used by non-mine site activity	(11.3)	(9.6)
Cash flow from operating mine-sites	$53.7	$68.4

Mineral property, plant and equipment expenditure	$53.3	$51.5
Less: capital expenditures from development projects, and corporate	(6.0)	(7.4)
Capital expenditure from mine-sites	$47.3	$44.1

Total mine-site free cash flow	$6.4	$24.3

Young-Davidson Mine-Site Free Cash Flow
	Three Months Ended March 31,
	2019	2018
(in millions)
Cash flow from operating activities	$22.9	$27.4
Mineral property, plant and equipment expenditure	(22.3)	(22.9)
Mine-site free cash flow	$0.6	$4.5

Mulatos Mine-Site Free Cash Flow
	Three Months Ended March 31,
	2019	2018
(in millions)
Cash flow from operating activities	$0.6	$16.1
Mineral property, plant and equipment expenditure	(12.6)	(7.2)
Mine-site free cash flow	($12.0)	$8.9

19 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

Island Gold Mine-Site Free Cash Flow
	Three Months Ended March 31,
	2019	2018
(in millions)
Cash flow from operating activities	$29.0	$23.7
Mineral property, plant and equipment expenditure	(12.4)	(13.9)
Mine-site free cash flow	$16.6	$9.8

El Chanate Mine-Site Free Cash Flow
	Three Months Ended March 31,
	2019	2018
(in millions)
Cash flow from operating activities	$1.2	$1.2
Mineral property, plant and equipment expenditure	-	(0.1)
Mine-site free cash flow	$1.2	$1.1
Total Cash Costs per ounce
Total cash costs per ounce is a non-GAAP term typically used by gold mining companies to assess the level of gross margin available to the Company by subtracting these costs from the unit price realized during the period. This non-GAAP term is also used to assess the ability of a mining company to generate cash flow from operations. Total cash costs per ounce includes mining and processing costs plus applicable royalties, and net of by-product revenue and net realizable value adjustments. Total cash costs per ounce is exclusive of exploration costs.
Total cash costs per ounce is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS.
All-in Sustaining Costs per ounce and Mine-site All-in Sustaining Costs
The Company adopted an “all-in sustaining costs per ounce” non-GAAP performance measure in accordance with the World Gold Council published in June 2013. The Company believes the measure more fully defines the total costs associated with producing gold; however, this performance measure has no standardized meaning. Accordingly, there may be some variation in the method of computation of “all-in sustaining costs per ounce” as determined by the Company compared with other mining companies. In this context, “all-in sustaining costs per ounce” for the consolidated Company reflects total mining and processing costs, corporate and administrative costs, share-based compensation, exploration costs, sustaining capital, and other operating costs.
For the purposes of calculating "mine-site all-in sustaining costs" at the individual mine-sites, the Company does not include an allocation of corporate and administrative costs and share-based compensation, as detailed in the reconciliations below.
Sustaining capital expenditures are expenditures that do not increase annual gold ounce production at a mine site and excludes all expenditures at the Company’s development projects as well as certain expenditures at the Company’s operating sites that are deemed expansionary in nature. For each mine-site reconciliation, corporate and administrative costs, and non-site specific costs are not included in the all-in sustaining cost per ounce calculation.
All-in sustaining costs per gold ounce is intended to provide additional information only and does not have any standardized  meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be  considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.
The measure is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS.

20 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

Total Cash Costs and All-in Sustaining Costs per Ounce Reconciliation Tables
The following tables reconciles these non-GAAP measures to the most directly comparable IFRS measures on a Company-wide and individual mine-site basis.

Total Cash Costs and AISC Reconciliation - Company-wide
	Three Months Ended March 31,
	2019	2018
(in millions, except ounces and per ounce figures)
Mining and processing	$82.2	$96.9
Royalties	5.4	5.7
Total cash costs	$87.6	$102.6
Gold ounces sold	119,705	130,045
Total cash costs per ounce	$732	$789

Total cash costs	$87.6	$102.6
Corporate and administrative(1)	5.5	4.4
Sustaining capital expenditures(2)	16.1	10.7
Share-based compensation	3.3	1.6
Sustaining exploration	1.4	1.7
Accretion of decommissioning liabilities	0.6	0.6
Total all-in sustaining costs	$114.5	$121.6
Gold ounces sold	119,705	130,045
All-in sustaining costs per ounce	$957	$935

(1)	Corporate and administrative expenses exclude expenses incurred at development properties.

(2)
Sustaining capital expenditures are defined as those expenditures which do not increase annual gold ounce production at a mine site and exclude all expenditures at growth projects and certain expenditures at operating sites which are deemed expansionary in nature. Total sustaining capital for the period is as follows:

	Three Months Ended March 31,
	2019	2018
(in millions)
Capital expenditures per cash flow statement	$53.3	$51.5
Less: non-sustaining capital expenditures at:
Young-Davidson	(12.3)	(15.3)
Mulatos	(11.6)	(6.4)
Island Gold	(7.3)	(11.7)
Corporate and other	(6.0)	(7.4)
Sustaining capital expenditures	$16.1	$10.7

Young-Davidson Total Cash Costs and Mine-site AISC Reconciliation
	Three Months Ended March 31,
	2019	2018
(in millions, except ounces and per ounce figures)
Mining and processing	$35.9	$36.0
Royalties	1.0	0.9
Total cash costs	$36.9	$36.9
Gold ounces sold	43,996	44,790
Total cash costs per ounce	$839	$824

Total cash costs	$36.9	$36.9
Sustaining capital expenditures	10.0	7.6
Exploration	0.1	-
Total all-in sustaining costs	$47.0	$44.5
Gold ounces sold	43,996	44,790
Mine-site all-in sustaining costs per ounce	$1,068	$994

21 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

Mulatos Total Cash Costs and Mine-site AISC Reconciliation
	Three Months Ended March 31,
	2019	2018
(in millions, except ounces and per ounce figures)
Mining and processing	$24.5	$31.9
Royalties	2.3	3.2
Total cash costs	$26.8	$35.1
Gold ounces sold	36,089	44,659
Total cash costs per ounce	$743	$786

Total cash costs	$26.8	$35.1
Sustaining capital expenditures	1.0	0.8
Exploration	0.8	1.2
Accretion of decommissioning liabilities	0.6	0.5
Total all-in sustaining costs	$29.2	$37.6
Gold ounces sold	36,089	44,659
Mine-site all-in sustaining costs per ounce	$809	$842

Island Gold Total Cash Costs and Mine-site AISC Reconciliation
	Three Months Ended March 31,
	2019	2018
(in millions, except ounces and per ounce figures)
Mining and processing	$14.6	$13.6
Royalties	2.1	1.6
Total cash costs	$16.7	$15.2
Gold ounces sold	33,585	27,503
Total cash costs per ounce	$497	$553

Total cash costs	$16.7	$15.2
Sustaining capital expenditures	5.1	2.2
Total all-in sustaining costs	$21.8	$17.4
Gold ounces sold	33,585	27,503
Mine-site all-in sustaining costs per ounce	$649	$633

El Chanate Total Cash Costs and Mine-site AISC Reconciliation
	Three Months Ended March 31,
	2019	2018
(in millions, except ounces and per ounce figures)
Mining and processing	$7.2	$15.4
Total cash costs	$7.2	$15.4
Gold ounces sold	6,035	13,093
Total cash costs per ounce	$1,193	$1,176

Total cash costs	$7.2	$15.4
Sustaining capital expenditures	-	0.1
Accretion of decommissioning liabilities	-	0.1
Total all-in sustaining costs	$7.2	$15.6
Gold ounces sold	6,035	13,093
Mine-site all-in sustaining costs per ounce	$1,193	$1,191

22 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

Earnings Before Interest, Taxes, Depreciation, and Amortization (“EBITDA”)
EBITDA represents net earnings before interest, taxes, depreciation, and amortization. EBITDA is an indicator of the Company’s ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations, and fund capital expenditures.
EBITDA does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.
The following is a reconciliation of EBITDA to the consolidated financial statements:

(in millions)
	Three Months Ended March 31,
	2019	2018
Net earnings	$16.8	$0.6
Add back:
Finance expense	0.5	0.9
Amortization	39.4	42.1
Deferred income tax (recovery) expense	(3.7)	7.0
Current income tax expense	7.5	8.0
EBITDA	$60.5	$58.6
Additional GAAP Measures
Additional GAAP measures are presented on the face of the Company’s consolidated statements of comprehensive income and are not meant to be a substitute for other subtotals or totals presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. The following additional GAAP measures are used and are intended to provide an indication of the Company’s mine and operating performance:

•
Earnings from operations - represents the amount of earnings before net finance income/expense, foreign exchange gain/loss, other income/loss, loss on redemption of senior secured notes and income tax expense

23 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

Unaudited Consolidated Statements of Financial Position, Comprehensive
Income, and Cash Flow

ALAMOS GOLD INC.
Condensed Interim Consolidated Statements of Financial Position
(Unaudited - stated in millions of United States dollars)

	March 31, 2019	December 31, 2018
A S S E T S
Current Assets
Cash and cash equivalents	$180.6	$206.0
Equity securities	10.2	7.8
Amounts receivable	37.5	40.5
Inventory	117.0	110.2
Other current assets	18.1	15.5
Total Current Assets	363.4	380.0

Non-Current Assets
Long-term inventory	29.8	30.0
Mineral property, plant and equipment	2,826.1	2,813.3
Other non-current assets	43.2	41.9
Total Assets	$3,262.5	$3,265.2

L I A B I L I T I E S
Current Liabilities
Accounts payable and accrued liabilities	$104.6	$118.7
Income taxes payable	6.8	6.2
Total Current Liabilities	111.4	124.9

Non-Current Liabilities
Deferred income taxes	489.1	491.5
Decommissioning liabilities	45.7	44.9
Other non-current liabilities	3.1	1.6
Total Liabilities	649.3	662.9

E Q U I T Y
Share capital	$3,681.8	$3,705.2
Contributed surplus	92.6	87.3
Warrants	-	3.9
Accumulated other comprehensive loss	(3.0)	(9.2)
Deficit	(1,158.2)	(1,184.9)
Total Equity	2,613.2	2,602.3
Total Liabilities and Equity	$3,262.5	$3,265.2

24 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

ALAMOS GOLD INC.
Condensed Interim Consolidated Statements of Comprehensive Income
(Unaudited - stated in millions of United States dollars, except share and per share amounts)

	For three months ended
	March 31,	March 31,
	2019	2018
OPERATING REVENUES	$156.1	$173.1

COST OF SALES
Mining and processing	82.2	96.9
Royalties	5.4	5.7
Amortization	39.4	42.1
	127.0	144.7
EXPENSES
Exploration	1.6	3.9
Corporate and administrative	5.5	4.4
Share-based compensation	3.3	1.6
	137.4	154.6
EARNINGS FROM OPERATIONS	18.7	18.5

OTHER EXPENSES
Finance expense	(0.5)	(0.9)
Foreign exchange gain (loss)	0.2	(1.3)
Other gain (loss)	2.2	(0.7)
EARNINGS BEFORE INCOME TAXES	$20.6	$15.6

INCOME TAXES
Current income tax expense	(7.5)	(8.0)
Deferred income tax recovery (expense)	3.7	(7.0)
NET EARNINGS	$16.8	$0.6

Items that may be subsequently reclassified to net earnings:
Unrealized gain (loss) on currency hedging instruments, net of taxes	3.3	(1.4)
Unrealized gain on fuel hedging instruments, net of taxes	0.6	–
Items that will not be reclassified to net earnings:
Unrealized gain on equity securities, net of taxes	2.3	1.0
Total other comprehensive income (loss)	$6.2	($0.4)
COMPREHENSIVE INCOME	$23.0	$0.2

EARNINGS PER SHARE
- basic	$0.04	$0.00
- diluted	$0.04	$0.00
Weighted average number of common shares outstanding (000's)
- basic	389,735	389,254
- diluted	394,196	392,413

25 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

ALAMOS GOLD INC.
Condensed Interim Consolidated Statements of Cash Flows
(Unaudited - stated in millions of United States dollars)

	For three months ended
	March 31,	March 31,
	2019	2018
CASH PROVIDED BY (USED IN):
OPERATING ACTIVITIES
Net earnings for the period	$16.8	$0.6
Adjustments for items not involving cash:
Amortization	39.4	42.1
Foreign exchange (gain) loss	(0.2)	1.3
Current income tax expense	7.5	8.0
Deferred income tax (recovery) expense	(3.7)	7.0
Share-based compensation	3.3	1.6
Finance expense	0.5	0.9
Other items	(1.9)	1.1
Changes in working capital and cash taxes	(19.3)	(3.8)
	42.4	58.8
INVESTING ACTIVITIES
Mineral property, plant and equipment	(53.3)	(51.5)
Proceeds from sale of equity securities	-	24.9
	(53.3)	(26.6)
FINANCING ACTIVITIES
Repayment of equipment financing obligations	(1.1)	(1.2)
Repurchase and cancellation of common shares	(10.6)	-
Proceeds from the exercise of options and warrants	0.6	0.7
Dividends paid	(3.9)	-
	(15.0)	(0.5)
Effect of exchange rates on cash and cash equivalents	0.5	(0.7)
Net (decrease) increase in cash and cash equivalents	(25.4)	31.0
Cash and cash equivalents - beginning of period	206.0	200.8
CASH AND CASH EQUIVALENTS - END OF PERIOD	$180.6	$231.8

26 | ALAMOS GOLD INC